Exhibit 4.16

PLAN CONDITIONS

SHARED SUCCESS

FRESENIUS MEDICAL CARE

LONG-TERM INCENTIVE PLAN 2019

LONG-TERM INCENTIVE PLAN 2019

TABLE OF CONTENTS

1.	PREAMBLE AND PURPOSE	3

2.	ELIGIBILITY TO RECEIVE PERFORMANCE SHARES	3

3.	PERFORMANCE SHARES	4

4.	GRANT OF PERFORMANCE SHARES	4

5.	PERFORMANCE TARGETS	5

6.	GEP-II TARGETS	8

7.	VESTING OF PERFORMANCE SHARES	10

8.	SETTLEMENT OF PERFORMANCE SHARES/CAP ON PAYMENTS	10

9.	PERFORMANCE SHARES IN SPECIAL CASES	11

10.	NO TRANSFERABILITY / FORFEITURE	13

11.	TAXES, CONTRIBUTIONS AND OTHER EXPENSES	13

12.	PROCEDURE, ENDING AND ADJUSTMENT OF THE PLAN	13

13.	LIABILITY RISKS, EXCHANGE RISKS AND TAX RISKS	15

14.	TERM OF THE PLAN	16

15.	MISCELLANEOUS PROVISIONS	16

16.	DEFINITIONS	17

1.         PREAMBLE AND PURPOSE

1.1

The management board (the Management Board) of Fresenius Medical Care Management AG (the General Partner), the general partner of Fresenius Medical Care AG & Co. KGaA (the Company), decided to establish the Fresenius Medical Care Long Term Incentive Plan 2019 (the Plan) to enable the granting of virtual performance-based shares of the Company (the Performance Shares) to the members of the management boards of Affiliated Companies and to managerial staff members (Führungskräfte) of the Company and of Affiliated Companies (each a Participant) as a long-term compensation component. The Performance Shares may entitle the Participants to receive a cash payment from the Company subject to the following provisions.

1.2

The Plan contains the requirements, terms and conditions as well as the procedures for the grant and settlement of Performance Shares (the Plan Conditions) and has been adopted by the Management Board.

1.3

The purpose of this Plan is to align the interests of the Participants with the interests of the Company and its shareholders in encouraging the long-term and sustainable growth of the Company. This Plan offers the Participants a competitive and transparent compensation component which combines the long-term benefits for the Participants with the sustained success of the Company.

1.4

Capitalized terms used in this Plan but not defined in the body of the Plan are defined in Clause 16.

2.         ELIGIBILITY TO RECEIVE PERFORMANCE SHARES

2.1

The eligibility of Participants to receive Performance Shares will be finally determined by the Management Board, in each case - i.e. for each grant - in accordance with the terms of this Plan.

2.2

This Plan does not establish and should not be read or construed so as to establish a legal right to receive Performance Shares. Neither the status or possible status of an employee or a member of the management within FME Group as Participant nor the fact that a Participant was granted Performance Shares in previous periods shall be interpreted as an obligation that Performance Shares shall be granted or, if granted, shall continue to be granted in the future. In particular, granting Performance Shares does not constitute an operational practice (betriebliche Übung), even if Performance Shares have been granted for several successive years.

3.         PERFORMANCE SHARES

3.1

Performance Shares issued under the Plan may entitle a Participant to receive a cash payment from the Company or from any Affiliated Company in accordance with the Plan Conditions.

3.2

A Performance Share is a non-equity, cash-settled virtual compensation instrument. The Performance Shares will not be evidenced by certificates. Without limiting the generality of the foregoing, nothing in this Plan, any grant of Performance Shares, the achievement of any Performance Target for any Performance Shares or the vesting of any Performance Shares shall entitle any Participant to receive shares of the Company or confer upon or be interpreted as conferring upon any Participant any right or interest whatsoever as a shareholder of the Company or of any other member of the FME Group including, but not limited to, the right to vote at, to receive notice of, or to attend any meeting of shareholders of any member of the FME Group or any other proceedings of any such FME Group member, or the right to dividends or other distributions.

4.         GRANT OF PERFORMANCE SHARES

4.1

Subject to final determination by the Management Board the Participants will be granted Performance Shares within a time period of three years starting with 1 January 2019. Performance Share grants may be made twice a year with effect as of the last Monday in July and the first Monday in December (each a Grant Date). The Grant Date can, however, be subject to deviation in case of objective grounds (sachliche Gründe), as may be decided by the Management Board.

4.2

Each Participant will be awarded an individual Grant Value (the Grant Value) in the currency in which the Participant receives his/her base salary (the Grant Currency) from the Company or an Affiliated Company at the time when the Grant Value is determined by the Company or the General Partner. To determine the number of Performance Shares to be granted to the respective Participant (the Number of Granted Performance Shares) the Grant Value denominated in the Grant Currency will then be converted into Euro based on the average Foreign Currency Exchange Rates effectively established over a period of 30 (thirty) calendar days prior to each Grant Date (the FX Rates at Grant Date) and divided by the value per Performance Share at Grant Date. The value per Performance Share will be determined in accordance with IFRS 2 on each respective Grant Date, denominated in Euro, and considering the average Stock Exchange Price effectively established over a period of 30 (thirty) calendar days prior to such Grant Date. For the avoidance of doubt, the Number of Granted Performance Shares will be rounded up or down to the next closest integer number (e.g. 124.54 will result in 125). The amount of the individual Grant Value shall be determined on the basis of the Participant’s individual performance and the Participant’s responsibilities within FME Group. This determination will be made for each grant at the Management Board’s discretion.

4.3

The grant of Performance Shares will be made without any payment by the Participant.

4.4

The grant shall be communicated to the Participants in text form, i.e. by mail, email or via an online platform. No grant shall be effective unless and until it is communicated to the Participant.

5.         PERFORMANCE TARGETS

5.1

Based on the degree of attainment of three pre-determined financial targets (the Performance Targets) the Number of Performance Shares to Vest can vary from 0% to 200% of the Number of Granted Performance Shares. The three Performance Targets are:

(a)              Revenue Growth

(b)              Net Income Growth and

(c)               Return on Invested Capital.

5.2

The achievement of the respective Performance Targets in relation to each grant of Performance Shares is measured over a performance period of three years starting from the beginning of the calendar year in which the respective grant was made (the Performance Period) and is determined as follows:

(a)         Revenue Growth shall mean the annual growth of revenues of the Company determined following the International Financial Reporting Standards (IFRS) using the Company’s consolidated reported and audited figures in Euro for the financial statements prepared in accordance with IFRS. The growth rates for the former are determined at Constant Currency.

For Revenue Growth, a target achievement of 100% is reached at an average annual Revenue Growth throughout the Performance Period of 7%. For Revenue Growth between 0% to 7% and 7% to 16% the target achievement is linearly interpolated - see Figure 1. The target achievement for this Performance Target is capped at 200% for each year of the Performance Period.

In case of changes to IFRS accounting principles in the first year in which such policies become effective the relevant figures of the respective prior year as restated according to such policies should form the basis for the determination of the growth in revenues. If such restatements will not be made, pro forma figures for the relevant year in which such changes become effective for the first time shall be calculated under the old regime with reasonable effort to determine the Revenue Growth.

(b)         Net Income Growth shall mean the annual growth of net income attributable to the shareholders of the Company determined in accordance with IFRS using the consolidated reported and audited figures in Euro for the financial statements prepared in accordance with IFRS. The growth rates for the former are determined at Constant Currency.

For Net Income Growth, a target achievement of 100% is reached at an average annual Net

Income Growth throughout the Performance Period of 7%. For a Net Income Growth between 0% to 7% and 7% to 14% the target achievement is linearly interpolated - see Figure 2. The target achievement for this Performance Target is capped at 200% for each year of the Performance Period.

In case of changes to IFRS accounting principles in the year in which such policies become effective the relevant restated figures of the prior year should form the basis for the determination of the Net Income Growth. If such restatements will not be made, pro forma figures for the relevant year in which such changes become effective for the first time shall be calculated under the old regime with reasonable effort to determine the Net Income Growth.

(c)          Return on Invested Capital (ROIC) shall mean the ROIC level based on the Company’s audited consolidated financial statements determined in accordance with IFRS.

The ROIC is measured against a target ROIC (the Target ROIC) defined for each year throughout the Performance Period. The Target ROIC is defined as the ROIC level at which a target achievement of 100% will be reached. For 2019 the Target ROIC is 7.9%. For each consecutive year, the Target ROIC is 8.1%.

The target achievement will be 0% in case the ROIC of the respective year will be 0.2%-points below the Target ROIC for such year. Accordingly, a ROIC target achievement of 200% will apply in case the ROIC for a respective year will be 0.2%-points above the Target ROIC for such year. For ROIC levels between 0.2%-points below the Target ROIC, the Target ROIC and 0.2%-points above the Target ROIC, the respective ROIC target achievement will be calculated by means of linear interpolation - see Figure 3. The target achievement for this Performance Target is capped at 200% for each year of the Performance Period.

In case that the annual ROIC target achievement in the third year of a respective Performance Period is equal or higher than each annual ROIC target achievement of such respective Performance Period, the annual ROIC target achievement of the third year shall be applied for the determination of the Yearly Target Achievements, as defined in Clause 5.3, for the first and the second year of such respective Performance Period.

In case of changes to IFRS accounting principles first effective on or after 1 January 2019, the ROIC determining the respective ROIC target achievement for the relevant year in which such changes become effective for the first time as well as for the relevant consecutive years shall be calculated under the old regime with reasonable effort to determine the ROIC level.

5.3

The achievement of the Performance Targets is determined annually, as described in Clause 5.2, and for each year of the Performance Period and as soon as the Company’s audited figures for such respective year are available (the Yearly Target Achievement); for this purpose, the three Performance Targets are weighted equally (i.e. 1/3, 1/3, 1/3).

5.4

Subject to potential modifications in accordance with Clause 6, the overall target achievement for each respective grant of Performance Shares is calculated by taking the average of the Yearly Target Achievements of the respective Performance Period (the Overall Target Achievement); for this purpose, each Yearly Target Achievement is weighted equally (i.e. 1/3, 1/3, 1/3).

5.5

The total number of Performance Shares attributable to each Participant pursuant to Clauses 4.2 and 5.1 to vest (the Number of Performance Shares to Vest) is calculated by multiplying the Number of Granted Performance Shares with the Overall Target Achievement.

5.6

The individual figures for each Performance Target shall be rounded using commercial rounding to the second decimal place of the percentage figure (e.g. 8.1523% will result in 8.15%). The Yearly Target Achievement and the Overall Target Achievement shall be rounded using commercial rounding to the next integer in percentage points (e.g. 129.93% will result in 130%). Similarly, the Number of Performance Shares to Vest shall be commercially rounded to the next integer number (e.g. 162.5 will result in 163).

6.   GEP-II TARGETS

6.1

For Performance Shares granted in fiscal year 2019 only, the Overall Target Achievement as determined in accordance with Clause 5.4 sentence 1 may be subject to an increase if certain targets in relation to the Company’s Global Efficiency Program II are achieved (the GEP-II Targets). The GEP-II Targets are (a) the GEP-II EBIT Improvement and (b) the GEP-II Cash Release.

(a)         GEP-II EBIT Improvement means the sustainable cost savings in Euro at Constant Currency under the Company’s Global Efficiency Program II in the period from 1 January 2018 until 31 December 2021 before tax effect and net of implementation cost for generation of such savings.

The target achievement for GEP-II EBIT Improvement will be 0% in case the GEP-II EBIT Improvement will be EUR 150 million or below. A target achievement of 100% will apply in case the GEP-II EBIT Improvement will be EUR 250 million and above. In case the GEP-II EBIT Improvement will be between EUR 150 million and EUR 250 million, the respective target achievement will be calculated by means of linear interpolation - see Figure 4.

In any case, the degree of the target achievement for GEP-II EBIT Improvement is 0% if the sustainable cost savings in Euro at Constant Currency under the Company’s Global Efficiency Program II in the period from 1 January 2018 until 31 December 2020 before tax effect and net of implementation cost for generation of such savings amount to less than EUR 150 million.

(b)         GEP-II Cash Release means the sum of released cash in Euro at Constant Currency under the Company’s Global Efficiency Program II in the period from 1 January 2018 until 31 December 2021.

The target achievement for GEP-II Cash Release will be 0% in case the GEP-II Cash Release will be EUR 500 million or below. A target achievement of 100% will apply in case the GEP-II Cash Release will be EUR 1 billion and above. In case the GEP-II Cash Release will be between EUR 500 million and EUR 1 billion, the respective target achievement will be calculated by means of linear interpolation - see Figure 5.

6.2

For the determination of the overall GEP-II Target achievement, the individual target achievements for GEP-II EBIT Improvement and GEP-II Cash Release are weighted equally (the GEP-II Target Achievement). The achievement of each of the GEP-II Targets and the GEP-II Target Achievement will be determined by the Management Board.

6.3

If the GEP-II Target Achievement is 100%, the Overall Target Achievement determined in accordance with Clause 5.4 sentence 1 for Performance Shares granted in fiscal year 2019 shall be increased by 20%-points. In case of a GEP-II Target Achievement between 0% and 100%, the respective increase of the Overall Target Achievement will be calculated by means of linear interpolation - see Figure 6. For the avoidance of doubt, the Overall Target Achievement as increased in accordance with this Clause 6 shall not exceed 200%.

7.   VESTING OF PERFORMANCE SHARES

7.1 Vesting Date

Subject to the terms of this Plan, the Performance Shares will vest on the date of the third anniversary of the respective Grant Date (the Vesting Date). Exceptions or modifications may apply in special cases described in Clause 9.

7.2 Additional Vesting Conditions

Subject to the terms of this Plan, the Performance Shares furthermore will vest only on the conditions and insofar as

(a)         the Participant continuously has been in an employment or service relationship with FME Group from the Grant Date to the Vesting Date (the Service Condition). In case the Service Condition has not been fulfilled, the respective Performance Shares are forfeited on the date on which the employment or service relationship of the Participant with FME Group ends. Exceptions or modifications may apply in special cases described in Clause 9 hereinafter; and

(b)         in relation to or in connection with his/her employment or service relationship with FME Group, the Participant has not committed any violations of legal provisions or other rules, e.g. internal guidelines of FME Group (the Compliance Violations). If, following a corresponding investigation, Compliance Violations have been determined conclusively with respect to a Participant, the Management Board is entitled to declare within its reasonable discretion and in due consideration particularly of the nature and the severity of the Compliance Violation the forfeiture, in whole or in part, of the Performance Shares granted to such Participant. The Participant shall be informed of the extent of the forfeited Performance Shares and of the reasons for the corresponding decision in text form, i.e. by mail, email or via an online platform.

8.         SETTLEMENT OF PERFORMANCE SHARES/CAP ON PAYMENTS

8.1

One Performance Share carries the entitlement to receive a cash equivalent of the average Stock Exchange Price effectively established over a period of 30 (thirty) calendar days prior to the Vesting Date (the Performance Shares Proceeds). Such cash payment will be made on the Vesting Date, or as soon thereafter as is reasonably practicable. The Participant shall be informed of the Number of Performance Shares to Vest and the corresponding cash payments in text form, i.e. by mail, email or via an online platform.

8.2

Performance Shares Proceeds are paid to the Participant in the currency in which the Participant receives his/her base salary from the Company or an Affiliated Company in the month of the Vesting Date (the Settlement Currency). For this purpose, the respective FX Rates at Grant Date shall be applied. The purpose of applying the FX Rates at Grant Date is to mitigate exposure to exchange rate fluctuations between the Grant Date and the Vesting Date. In cases of Extraordinary Developments, the Management Board is entitled to adjust the FX Rates at Grant Date to the benefit of the Participants.

8.3

Following and based on the determination of the Number of Performance Shares to Vest, each Participant shall receive the Performance Shares Proceeds. The amount of Performance Shares Proceeds paid to the Participant is capped in total at an amount equaling 400% of the Grant Value received by the Participant; any exceeding amounts of Performance Shares Proceeds will be forfeited without substitution. Clause 11 and Clause 12.2 remain unaffected.

8.4

Payment of Performance Shares Proceeds to the Participant is made in each case with the proviso (condition subsequent) that with respect to the Participant a Compliance Violation within the meaning of, and pursuant to, Clause 7.2(b) has not been determined conclusively within a period of three years from the day of the payment of the Performance Shares Proceeds. Clause 12.6 shall remain unaffected.

9.         PERFORMANCE SHARES IN SPECIAL CASES

9.1 Retirement

(a)         For the purpose of this Plan, retirement is defined as a case in which the Participant has reached the age of 63 years and his/her employment or service relationship with FME Group ends (the Retirement). In case of Retirement, the Participant’s Performance Shares shall vest on the respective Vesting Date (subject to the fulfillment of the additional vesting condition pursuant to Clause 7.2(b)).

(b)         The legal consequence stipulated in sentence 2 of the preceding Clause 9.1(a) shall apply accordingly if (i) the Mandatory Retirement Age applicable to the Participant is lower than 63 years, (ii) the Participant reaches this Mandatory Retirement Age and (iii) the Participant’s employment or service relationship with FME Group ends.

(c)          As far as legally permissible, all of those Participant’s Performance Shares which have not yet been settled and paid out according to Clause 8 above are forfeited with immediate effect if the Participant, within twelve months after his/her employment or service relationship with FME Group has ended, engages in activities that, in the reasonable judgment of the Company, are directly or indirectly competitive to FME Group, including entering into any employment or consultation relationship with any entity or person engaged in activities directly or indirectly competitive to FME Group; if the prerequisites for a forfeiture were present, but the Participant’s Performance Shares have already been settled and paid out, the consequences in Clause 12.6 shall apply to the relevant Performance Shares Proceeds.

9.2 Occupational Disability

In the event of the Participant’s Occupational Disability, Clause 9.1(a) sentence 2 shall apply mutatis mutandis if (i) the participant provides the Company, or an institution designated by the Company, with suitable evidence of his/her Occupational Disability within three months of the occurrence of the Occupational Disability and (ii) the Participant’s employment or service relationship with FME Group is terminated due to the Occupational Disability. If such evidence is not provided within the time limit, the Management Board may declare those Performance Shares to be forfeited, which have not yet been settled and paid out according to Clause 8 above.

9.3 Ordinary Termination / Cancellation of Employment by Agreement

If a Participant’s employment or service relationship with FME Group has ended by termination or agreement and the legal consequences of Clause 9.1(a) sentence 2 do not apply in accordance with the provisions of Clause 9.1(a), 9.1(b) or 9.2, all Performance Shares not vested on the effective date of the termination or the agreement are forfeited.

9.4 Death

In case of death of a Participant, all Performance Shares granted to the Participant until his/her death shall be deemed to have vested as per the expiration of the date of death. For purposes of calculating the Number of Performance Shares to Vest in the meaning of Clause 5.5, an Overall Target Achievement of 100% applies. The Heirs of the Participant are entitled to receive the Performance Shares Proceeds if they give evidence of their entitlement to the Company or an office named by the Company within three months after the death of the Participant; otherwise, the Management Board may declare the Performance Shares to be forfeited. The Heirs’ entitlement shall become due immediately upon demonstration of the aforementioned evidence. Clause 9.5 (Termination for Cause) remains unaffected.

9.5 Termination for Cause

Notwithstanding Clauses 9.1 (Retirement), 9.2 (Occupational Disability), 9.3 (Ordinary Termination / Cancellation of Employment by Agreement) and 9.4 (Death), all Performance Shares shall be forfeited if the Participant’s employment or service relationship is terminated by the employer for cause, or if at the time of leaving, there were grounds which would have entitled the employer to terminate the employment agreement or service relationship for cause.

9.6 Engagement with Fresenius Group

The Performance Shares shall not be affected by the transfer of a Participant’s engagement from the Company or from an Affiliated Company to Fresenius SE & Co. KGaA or to an affiliated company of Fresenius SE & Co. KGaA within the meaning of sections 15 et seqq. of the German Stock Corporation Act (Aktiengesetz), including Fresenius Management SE.

9.7 Effect of Change in Status as Affiliated Company

If a Participant is employed by a company which ceases to be or does not qualify as an Affiliated Company or, in the case of a transfer of a Participant’s engagement referred to in Clause 9.6, an affiliated company of Fresenius SE & Co. KGaA, all Performance Shares granted to the Participant shall be forfeited.

9.8 Individual Cases

In individual cases, the Management Board can waive or amend the provisions of this Clause 9, taking duly into account the Company’s interests.

10.       NO TRANSFERABILITY / FORFEITURE

Performance Shares granted under this Plan and Performance Shares inherited according to Clause 9.4 are not transferable. With the exception of inheritance, any transfer, assignment or disposal of Performance Shares, such as the granting of sub-participations therein, pledging, granting usufruct rights (Nieβbrauch) or the formation of a trust, shall be void and invalid. The same applies to legal transactions which are economically equal to a transfer, assignment or disposal.

11.       TAXES, CONTRIBUTIONS AND OTHER EXPENSES

Performance Shares Proceeds are considered gross. Any entitlements or benefits under this Plan may be subject to income tax, social security taxes and other taxes and contributions. This also depends on the legislation of the country where the Participant stays, resides or is subject to tax for other reasons. All taxes and contributions incurred in connection with the Plan shall be borne by the Participant, excluding taxes and contributions which are by law to be borne by the employer. The Company and any Affiliated Companies, as the case may be, are entitled to withhold and remit such taxes and contributions in accordance with the respective applicable laws.

12.       PROCEDURE, ENDING AND ADJUSTMENT OF THE PLAN

12.1

Unless otherwise provided in this Plan, the Plan shall be interpreted, waived, adjusted or otherwise administered, and may be amended or modified, by the Management Board and all Performance Shares granted to Participants will be approved by the Management Board. Adjustments to the Plan may also be made with regard to Performance Shares which have already been granted, provided that this does not affect the value of the Performance Shares or that the Participant is fully compensated for any financial loss suffered. For the avoidance of doubt, any such adjustments with regard to Performance Shares which have already been granted should not result in a retroactive reduction or lowering of relevant performance target levels pursuant to this Plan.

12.2

In case of Extraordinary Developments, the Management Board is entitled to cap the amount of the Grant Value and/or the Number of Granted Performance Shares and/or the Performance Shares Proceeds to be paid to the Participants under the Plan.

12.3

Furthermore, the Management Board is entitled to determine in certain cases, based on its respective reasonable discretion, that any extraordinary commercial, tax or similar impacts that may occur during any relevant Performance Period affecting the degree of Yearly Target Achievement and/or Overall Target Achievement in relation to individual grants shall in full or in part be disregarded for purposes of determining Yearly Target Achievement and/or Overall Target Achievement pursuant to this Plan in relation to such grants.

12.4

The Management Board is entitled to end the Plan with effect for all Participants at any time. In this case, the Performance Shares already granted to the Participants remain unaffected.

12.5

If the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the U.S. federal securities laws, the Company shall be entitled, without prejudice to Clause 12.6 hereafter, to recover to the full extent required under then current and applicable law and/or applicable stock exchange listing rules from current and former executive officers of the Company who received any bonus or other incentive-based compensation based on the erroneous data during a period of three years preceding the date the Company is required to prepare the accounting restatement, (i) the amount of such bonus or other incentive-based compensation in excess of what would have been paid to the executive officer under the accounting restatement and (ii) such other amounts, if any, as may be recoverable by applicable law.

12.6

If the Participants have committed Compliance Violations which have occurred and/or have been determined conclusively only after the settlement of Performance Shares within the meaning of Clause 8 above, the Management Board is entitled within its reasonable discretion to claim back the Performance Shares Proceeds, in whole or in part, from the Participant in the Company’s name, provided that and insofar as the Performance Shares Proceeds have been paid to the Participant at a point in time that is within a period of three years prior to the day on which the Company makes the repayment claim in writing, stating the reasons for such claim. For the avoidance of doubt, the Company’s rights pursuant to this Clause 12.6 shall not prejudice any other rights the Company may have against the Participant in relation to any Compliance Violations under or in connection with his/her employment or service relationship with FME Group.

12.7

In general, benefit payments remain subject to a substantial risk of forfeiture until they are paid under Clause 8.1, due to the Service Condition imposed under Clause 7.2(a). In such cases, there is no “deferred compensation” and the constraints imposed by U.S. Internal Revenue Code Section 409A do not apply. However, when a Participant’s Performance Shares vest due to one of the special cases established under Clause 9, Plan benefits may constitute “deferred compensation”. In those cases, the Plan shall pay benefits on the fixed date specified in Clause 8.1, thereby complying with Treasury Regulation Section 1.409A-3(a)(4).

The administration of any amounts payable hereunder that constitute “deferred compensation” within the meaning of Section 409A will comply with Section 409A, and this Plan shall be administered, interpreted and construed in a manner intended to avoid the imposition of additional taxes, penalties or interest under Section 409A. The Management Board may exercise its right to adjust the Plan pursuant to Clause 12.1 above in order to preserve the intended tax consequences of the Performance Shares, and avoid the imposition of any tax under Section 409A. Notwithstanding the foregoing, the Participant shall be solely responsible and liable for the satisfaction of all taxes, penalties and interest that may be imposed on or for the account of the Participant or his/her Heirs in connection with this Plan (including any taxes, penalties and interest under Section 409A), and neither the Company nor any Affiliated Company shall have any obligation to indemnify or otherwise hold the Participant (or any Heir) harmless from any or all of such taxes, penalties or interest.

In the event that any payment to the Participant is deemed to be an installment payment of nonqualified deferred compensation under Section 409A, each individual installment payment shall be deemed to be a separate “payment” within the meaning of Treasury Regulation Section 1.409A-2(b)(2)(iii).

Other than by taking actions specifically permitted under this Plan, the Participant shall not have the right, directly or indirectly, to designate the taxable year during which a payment shall be made under this Plan.

13.       LIABILITY RISKS, EXCHANGE RISKS AND TAX RISKS

13.1

The liability of the Company, its legal representatives, employees and agents for simple negligence and consequential loss and loss of profit is excluded.

13.2

The Company grants no warranty for the general market development and price of the shares of the Company after granting Performance Shares or for any other point or period in time. Therefore, the acceptance of Performance Shares is at the sole risk of each Participant.

13.3

The Company grants no warranty that the tax and contributions deducted in accordance with Clause 11 (Taxes, Contributions and other Expenses) or other tax and contributions payable by the Participants will be charged only on the Performance Shares Proceeds. Depending on a Participant’s personal circumstances, double taxation might occur if the Plan is subject to taxation in several countries. The Participants are advised to obtain advice on their personal tax situation.

14. TERM OF THE PLAN

This Plan will be effective as of 1 January 2019 and shall apply to grants of Performance Shares in financial years 2019, 2020 and 2021. The Plan will terminate following the payout of any Performance Shares Proceeds for the last grant made in financial year 2021, or earlier, in the case the Management Board resolves so. Clauses 12.1 and 12.4 remain unaffected.

15.       MISCELLANEOUS PROVISIONS

15.1

This Plan is subject to German law. The German text version of the Plan shall prevail in all cases.

15.2

No provisions contained in this Plan (or in any documents referring to this Plan) transfer to a Participant or possible Participant any right to request the continuation of his/her employment or service relationship with the Company or any Affiliated Company. No employment or service relationship can be deducted from this Plan (or from any documents referring to this Plan), nor shall it have any effect on the right of the Company or any Affiliated Company to change compensation or other benefits of such Participant or to terminate his/her employment relationship with or without notice. This applies with the proviso that no provision in this Plan or in any document connected therewith will adversely influence any independent contractual right of these persons.

15.3

If any provision of this Plan is invalid or unenforceable, the validity or enforceability of the remaining provisions of the Plan shall not be affected. The same applies if it is ascertained that the Plan is subject to an omission. In these cases, the invalid or unenforceable provision shall be substituted or an omission repaired by such provision which most closely corresponds to the intended purpose of this Plan.

15.4

References and headings attributed to individual Clauses and Sub-clauses of this Plan are solely for the purpose of easier reference. These headings are in no case significant or relevant for the interpretation of the Plan.

15.5

No provision in this Plan leads to or infers a presumption that the authority of the Management Board to issue Performance Shares or approve other compensation connected or not connected to shares granted by any other share based long-term incentive program or any other authority may in any way be restricted.

16.                       DEFINITIONS

16.1                Affiliated Company means any company within FME Group with the exception of the Company.

16.2                Company is defined in Clause 1.1.

16.3                Compliance Violations is defined in Clause 7.2 (b).

16.4                Constant Currency shall mean that for the purpose of this Plan the calculation of the figures stated under IFRS denominated in Euro shall be adjusted for currency effects. For the ascertainment of the currency adjustment all line items of the profit and loss statements of the companies that are included in the consolidated financial statements and which have a functional currency other than the reporting currency (Euro) are translated with the average exchange rates effectively established in the year of the consolidated financial statements that is the basis for the comparison.

16.5                Extraordinary Developments shall mean any kind of extraordinary scenarios in which the price of the Company’s shares would have lost any reasonably arguable correlation to the Company’s intrinsic enterprise value (such as hyperinflation); however, no such Extraordinary Development shall be applicable in cases in which the price of Company’s shares rises (even substantially) as a result of the performance of the Participants.

16.6                FME Group stands for the group of entities including the General Partner, the Company and its affiliated companies within the meaning of sections 15 et seqq. of the German Stock Corporation Act, with the exception of Fresenius SE & Co. KGaA and the companies affiliated with Fresenius SE & Co. KGaA within the meaning of sections 15 et seqq. of the German Stock Corporation Act in any manner other than through the Company.

16.7                Foreign Currency Exchange Rates means the nominal prices of the foreign exchange rates as published by the European Central Bank. If no prices are published by the European Central Bank, the Management Board is entitled to agree on a suitable other form for obtaining the prices.

16.8                FX Rates at Grant Date is defined in Clause 4.2.

16.9              General Partner is defined in Clause 1.1.

16.10         GEP-II Cash Release is defined in Clause 6.2 (b).

16.11         GEP-II EBIT Improvement is defined in Clause 6.2 (a).

16.12         GEP-II Targets is defined in Clause 6.1.

16.13         GEP-II Target Achievement is defined in Clause 6.2.

16.14         Global Efficiency Program II means the Company’s second Global Efficiency Program comprising of projects relating to Supply Chain Transformation, Global Procurement Organization, Product Portfolio Rationalization, Sustainability, Region Specific Projects (North America, Asia Pacific, EMEA, Latin America), Net Working Capital, Capital Expenditures, and Acquisition Value Capture. The Management Board may at its sole discretion add projects and initiatives to, or exclude them from, the scope of the program.

16.15         Grant Currency is defined in Clause 4.2.

16.16         Grant Date is defined in Clause 4.1.

16.17         Grant Value is defined in Clause 4.2.

16.18         Heir means the person, the persons, the trust or trusts, which are nominated by a Participant or, if no such nomination is made, is or are entitled by will or the respective applicable law in the event of the death of a Participant, to receive the benefit of the Performance Shares under this Plan. The concept „heir” therefore also includes the executor appointed by will or the administrator appointed by the court, if no heir is named and is in a position to act under the given circumstances.

16.19         IFRS means the “International Financial Reporting Standards” which are issued by the International Accounting Standards Board, as amended.

16.20         Management Board is defined in Clause 1.1.

16.21         Mandatory Retirement Age is the age which, when reached or exceeded, causes the mandatory termination of the Participant’s employment or service relationship with the Company or the Affiliated Company as per the employment or service contract or as per the local laws and regulations applicable to the Participant’s employment or service relationship. A termination within the meaning of the preceding sentence shall not be caused (i) in circumstances where the termination of the employment or service relationship is the result of a unilateral declaration or a subsequent individual agreement between the Company or an Affiliated Company on the one hand and the Participant on the other hand at a time when the Participant has not yet reached the age defined in sentence 1 or (ii) as long as the Company or an Affiliated Company on the one hand and the Participant on the other hand agree subsequently to continue the employment or service relationship in excess of the age defined in sentence 1. In this respect, the local laws and regulations applicable to the Participant’s employment or service relationship are the laws and regulations of the local employment or service relationship, i.e. the laws and regulations of the country or state in which the Participant regularly performs his/her work in accordance with the rules governing his/her employment or service relationship or, in the absence of contractual provisions or other arrangements regarding the place of work, the laws and regulations of the country or state from which the Participant regularly carries out the predominant part of his/her work in fulfillment of the employment or service relationship; the country or state where the predominant part of the work is regularly carried out shall not be deemed to have changed if the Participant is temporarily employed in another country or state or is performing services in another country or state, e.g. during a global assignment within FME Group. In such cases, the employment or service relationship with the home employer is deemed to be the local employment or service relationship for the purposes of this Plan, even if it is temporarily suspended.

16.22         Net Income Growth is defined in Clause 5.2 (b).

16.23         Number of Granted Performance Shares is defined in Clause 4.2.

16.24         Number of Performance Shares to Vest is defined in Clause 5.5.

16.25         Occupational Disability is a condition in which the Participant is unable, for an indefinite period of time, to exercise his/ her current position or a comparable replacement position in an employment or service relationship with the FME Group under normal conditions, due to illness or disability. For the purposes of this Plan, a Participant’s classification as fully disabled by the US Social Security Administration constitutes Occupational Disability.

16.26         Overall Target Achievement is defined in Clause 5.4.

16.27         Participant is defined in Clause 1.1.

16.28         Performance Period is defined in Clause 5.2.

16.29         Performance Shares is defined in Clause 1.1.

16.30         Performance Shares Proceeds is defined in Clause 8.1.

16.31         Performance Targets is defined in Clause 5.1.

16.32         Plan is defined in Clause 1.1.

16.33         Plan Conditions is defined in Clause 1.2.

16.34         Retirement is defined in Clause 9.1(a).

16.35         Return on Invested Capital (ROIC) is defined in Clause 5.2(c).

16.36         Revenue Growth is defined in Clause 5.2(a).

16.37         Service Condition is defined in Clause 7.2(a).

16.38         Settlement Currency is defined in Clause 8.2.

16.39         Stock Exchange Price means the closing price (Schlusskurs) of the Company’s shares in the electronic XETRA trading system of Deutsche Börse AG in Frankfurt/Main or a comparable successor system denominated in Euro. If no closing price is set in the XETRA trading system, the Management Board is entitled to agree on a suitable means of replacing the closing price.

16.40         Target ROIC is defined in Clause 5.2(c).

16.41         Vesting Date is defined in Clause 7.1.

16.42         Yearly Target Achievement is defined in Clause 5.3.

FRESENIUS MEDICAL CARE AG & CO. KGAA
Else-Kröner-Str. 1
61352 Bad Homburg v. d. H.
www.freseniusmedicalcare.com/de